

Mail Stop 3561

August 21, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Michael D. Pruitt
  Chief Executive Officer and Chief Financial Officer
CHANTICLEER HOLDINGS, INC.
4201 Congress Street, Suite 145
Charlotte, North Carolina 28209

> **Re: Chanticleer Holdings, Inc.**
> **Supplemental response dated July 10, 2009 regarding the Form 10-K**
> **for the year ended December 31, 2008**
> **File No. 814-00709**

Dear Mr. Pruitt:

We have reviewed your supplemental response letter to us dated July 10, 2009 in response to our letter of comment dated June 25, 2009 and have the following comments. We think you should revise your document by filing amendments to the December 31, 2008 Annual Report on Form 10-K and the March 31, 2009 and June 30, 2009 Quarterly Reports on Form 10-Q in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days.   The amendments should be filed as soon as practicable.

<u>Form 10-K (Fiscal Year Ended December 31, 2008)</u>

Management's Discussion and Analysis

Results of Operations, page 11

1.   We have reviewed your response to our prior comment 3. Please confirm to us
        that your response represented the form of the future filing disclosure. In
        addition, we note from your response that you held 342,814 shares of stock of
        Syzygy Entertainment, Ltd., a related party. Please confirm to us that the
        carrying value of these shares was $77,138 (and/or was included within this
        balance) as disclosed in your response to our prior comment 10, and such amount
        is reflected in Note 4, Investments, to your financial statements under the
        subheading "Available for sale securities" at December 31, 2008. The notes to
        the financial statements should separately identify and disclose this as a related
        party investment.

2.   As a related matter, if you owned more than 342,814 shares as of December 31,
        2008, please state the number of shares held and explain how and when they were
        acquired.

Asset Impairment, page 12
and
Equity in Earnings (Losses) of Investments, page 12

3.   We have reviewed your response to our prior comment 4. Please confirm to us
        that both paragraphs of your response represented the form of the future filing
        disclosure. Also, see the first paragraph of your response. Please clarify, if true,
        that the December 31, 2008 carrying value of $76,000 in two gas wells is
        reflected in the line item "Investments at cost" under the subheading "Other
        Investments" in Note 4 to the audited financial statements.

Unrealized Gains (Losses) of Marketable Equity Securities, page 12
and
Realized Gains from Sale of Investments, page 13
and
Interest Expense, page 13

4.   We have reviewed your response to our prior comment 5. To enhance an
        understanding of the narrative information being provided, we believe it useful in
        this situation to also disclose in a tabular format or in the narrative itself, the
        amounts involved, similar to the disclosure of amounts you have provided
        elsewhere under MD&A-Results of Operations. Please revise.

Financial Statements

Note 4. Investments, page 31

5. We have reviewed your response to our prior comment 11. Please confirm to us that your response represented the form of the future filing disclosure.

Form 10-Q (Quarter Ended March 31, 2009)

Statements of Cash Flows, page 5

6. We have reviewed your response to our prior comment 14 and note your proposed disclosures. In addition, please consider revising the statements of cash flows line item "Increase (decrease) in deferred revenue" for the three months ended March 31, 2009 to reflect an increase in deferred revenue of $302,083, representing the net change in this liability during the period.

Note 3. Investments, page 8

7. We have reviewed your response to our prior comment 15. In the amended filing, please disclose the names of these two cost method investments, your ownership percentage in each and the number of shares held at each balance sheet date.

8. It appears that Remodel Auction Incorporated may now be listed on the pink sheets. If true, please disclose this fact in the filing.

9. We have reviewed your response to our prior comment 16. It appears from your response that you believe that both of your available-for-sale investments were impaired at December 31, 2008 and at March 31, 2009, and that these impairments were other than temporary. Further, we have reviewed the financial statements presented in your Form 10-Q for June 30, 2009. As the balance sheets in that filing no longer include a line item titled "Accumulated other comprehensive loss" it appears that you may intend to amend your fiscal 2008 Form 10-K and your Form 10-Q for March 31, 2009 to write the cost basis of each individual security down to fair value as of each of these dates. It also appears that you consider these write-downs to constitute an error in previously issued financial statements (e.g. oversight or misuse of facts that existed at the time the financial statements were prepared). If our understanding is correct, please confirm. Also, an Item 4.02 Form 8-K would need to be filed immediately to report the non-reliance on previously issued financial statements. We refer to both your Form 10-K for December 31, 2008 and your Form 10-Q for the quarter ended March 31, 2009. Alternatively, please explain how our understanding is not correct. Please advise as we may have further comment after review of your response.

10.   As a related matter, the amount and timing of any write-downs that you propose to record should be consistent with the guidance set forth in FASB Staff Position SFAS 115-1 and in Topic 5-M of the Staff Accounting Bulletins. It should also be consistent with your stated accounting policy, as described to the staff in your response to our prior comment 6.

Management's Discussion and Analysis, page 12

11.   We have reviewed your response to our prior comments 19 and 20. Please confirm to us that your responses will be reflected in the amended March 31, 2009 Quarterly Report on Form 10-Q.

12.   Refer to your response to our prior comment 19. We assume that the new partner, to whom you sold half of your investment, is an unrelated third party. That is, we assume that you did not sell your interest to a related party or affiliate and/or to any of the other investors in the $5 million loan. Please confirm supplementally or explain how our assumption is not correct.

Controls and Procedures, page 15

13.   We have reviewed your response to our prior comments 12 and 21. The amended December 31, 2008 Annual Report on Form 10-K should include an evaluation of your 'disclosure controls and procedures' pursuant to Item 307 of Regulation S-K. We note from your response to prior comment 12 that you will comply with this disclosure requirement. Please note that as your 'internal control over financial reporting' had been considered 'not effective' as of this period, it is assumed that the conclusion on the effectiveness of your 'disclosure controls and procedures' would also be considered 'not effective.'

14.   Further, the conclusion reached should be provided by both the Chief Executive Officer and Chief Financial Officer, which we note to be the same individual. Your current disclosure in the March 31, 2009 and June 30, 2009 Quarterly Reports on Forms 10-Q only reference the conclusion by the Chief Executive Officer. In the respective disclosures to be included in the amended December 31, 2008 Form 10-K, as well as in the amendments to the March 31, 2009 and June 30, 2009 Forms 10-Q, please clarify that your Chief Executive Officer *and Chief Financial Officer* concluded that your 'disclosure controls and procedures' were either 'not effective' or 'effective,' as appropriate.

15.   We note from your response to our prior comment 21 that there have not been "…any corrective actions with regard to significant deficiencies and material

weaknesses" and that you believe "…that lack of segregation of duties noted at December 31, 2008 continues to be a material weakness." As such, it is unclear how you have concluded that your 'disclosure controls and procedures' are 'effective' at March 31, 2009 and also at June 30, 2009. Please advise. It is further unclear from your response whether the material weaknesses (please separately describe each material weakness, if other than lack of segregation of duties) have been resolved via the steps you have implemented, such as the hiring of an internal accountant…and the use of a third-party to review your financial information. Finally, please explain how your conclusions are consistent with your responses to our prior comments 13 and 16. Please advise and revise your proposed disclosures accordingly.

Form 10-Q (Quarter Ended June 30, 2009)

Note 3. Investments, page 11

16.   You state that you exchanged your oil and gas property investments for 700,000 shares of NAEY. Please tell us how you accounted for the difference between the book value of the original investment and the $126,000 fair value of NAEY and provide support for your accounting, including your basis in GAAP. In this regard, we note the reference to a realized gain from "sales" of investments in your statement of operations. Please also tell us the date of the exchange.

17.   We note that you have classified this single investment as a trading security. Please explain your intentions with respect to this investment and explain how you intend to classify any related cash flows in the cash flow statement and why.

18.   Refer to your investment in Lifestyle Innovations, Inc. Please tell us when and how you acquired this investment. Indicate whether this investment is designated "LFSI" for trading purposes and, if it is, explain why it is described as not having any significant operations at this time. Tell us the number of shares and the percentage ownership interest held at each balance sheet date. Provide objectively verifiable support for its valuation at June 30, 2009. Please provide similar information for Bouncing Brain Productions. We may have further comments.

19.   We may have additional comments upon this document upon review of the revised Form 10-K for fiscal 2008 and the revised Form 10-Q for March 31, 2009.

****

Mr. Michael D. Pruitt
Chanticleer Holdings, Inc.
August 21, 2009
Page 6

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

                                        Sincerely,

                                        David R. Humphrey
                                        Branch Chief